Exhibit 2.17

Corporate Office 150 King Street West, Suite 1500 P.O. Box 38 Toronto, ON M5H IJ9 Phone: +1 416 342 5560 Fax: +1 416 348 0303 www.lundinmining.com	UK Office 70 Oathall Road, Haywards Heath West Sussex, RH16 3EN United Kingdom Phone: +44 (0) 1444 411 900 Fax: +44 (0) 1444 456 901

May 11, 2009

HudBay Minerals Inc.

Dundee Place

1 Adelaide Street East, #2501

Toronto, Ontario M5C 2V9

Attention: Peter R. Jones

Dear Sirs/Mesdames:

Consent to Proposed Sale

Lundin Mining Corporation (“Lundin”) understands that HudBay Minerals Inc. (“HudBay”) intends to sell all (but not less than all) of its Lundin common shares (“Lundin Shares”) pursuant to an agreement between HudBay and GMP Securities L.P. (or any affiliate thereof) dated the date of this letter agreement (the “Sale Agreement”) at a price of not less than $2.40 per Lundin Share (the “Proposed Sale”).

Notwithstanding the restriction on HudBay’s ability to sell its Lundin Shares in Section 6.4(a)(iv)(B) of the subscription agreement dated November 21, 2008, as amended February 23, 2009, between HudBay and Lundin (the “Subscription Agreement”), Lundin hereby consents to the Proposed Sale.

In consideration for Lundin’s consent to the Proposed Sale, Sections 3, 5 and 6 of the termination agreement dated February 23, 2009 between HudBay and Lundin (the “Termination Agreement”) and all continuing rights and obligations of HudBay and Lundin under the Subscription Agreement are hereby terminated in their entirety with no force or effect upon completion of the Proposed Sale.

Upon completion of the Proposed Sale, HudBay hereby irrevocably remises, releases and forever discharges Lundin, its affiliates and their respective directors, officers, employees, agents and successors (the “Lundin Releasees”) from any and all actions, causes of action, suits, debts, accounts, liabilities, obligations, covenants, damages, demands and all other claims whatsoever, whether contingent or otherwise, which HudBay ever had, now has or hereafter can, shall or may have, now or at any time in the future, against the Lundin Releasees in any way connected with, or arising out of, the Subscription Agreement and Section 7 of the Termination Agreement. Upon completion of the Proposed Sale, Lundin hereby irrevocably remises, releases and forever discharges HudBay, its affiliates and their respective directors, officers, employees, agents and successors (the “HudBay Releasees”) from any and all actions, causes of action, suits, debts, accounts, liabilities, obligations, covenants, damages, demands and all other claims whatsoever, whether contingent or otherwise, which Lundin ever had, now has or hereafter can, shall or may have, now or at any time in the future, against the HudBay Releasees in any way connected with, or arising out of, the Subscription Agreement and Section 8 of the Termination Agreement. The releases in this letter agreement and the releases in Sections 9 and 10 of the Termination Agreement are intended to be for the benefit of, and shall be enforceable by, any HudBay Releasees and Lundin Releasees, as applicable, that are not parties to this letter agreement and the Termination Agreement and their respective heirs and personal representatives, and shall be binding upon Lundin and HudBay, as applicable, and their respective successors and assigns.

For the avoidance of doubt, the Termination Agreement, as amended by this letter agreement, and the confidentiality agreement dated November 6, 2008, as amended February 23, 2009, between HudBay and Lundin shall both remain in full force and effect following the completion of the Proposed Sale. If the Proposed Sale is not completed within the timeframe contemplated by the Sale Agreement (and in any event not later than May 26, 2009), then this letter agreement shall be of no force or effect.

This letter agreement shall enure to the benefit of and be binding upon HudBay and Lundin and their respective successors and assigns.

This letter agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

Please confirm your agreement to the foregoing by returning an executed copy of this letter agreement to the attention of Philip J. Wright, Chief Executive Officer of Lundin.

Yours truly,

LUNDIN MINING CORPORATION

By:	/s/ Philip J. Wright
Philip J. Wright
Chief Executive Officer

Agreed May 11, 2009.

HUDBAY MINERALS INC.

By:	/s/ Peter R. Jones
Peter R. Jones
Chief Executive Officer

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